CNB FINANCIAL CORPORATION

1 South Second Street, P.O. Box 42

Clearfield, Pennsylvania 16830

August 5, 2013

VIA EDGAR

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn McHale

Re:	CNB Financial Corporation
Registration Statement on Form S-3 (File No. 333-189177)
Request for Acceleration of Effective Date

Dear Ms. McHale:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CNB Financial Corporation (“CNB”) hereby requests that the Commission accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of August 6, 2013 at 5:00 p.m., Washington, D.C. time, or as soon thereafter as possible. CNB also requests the Commission to confirm such effective date and time in writing.

CNB hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve CNB from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	CNB may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CNB FINANCIAL CORPORATION

/s/ Joseph B. Bower, Jr.
Joseph B. Bower, Jr.
President and Chief Executive Officer